UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Spirit Realty Capital, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

84860F109

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84860F109	Page 2 of 16

1.	Names of reporting persons Macquarie Group Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 6,573,855
	6.	Shared voting power 0
	7.	Sole dispositive power 6,573,855
	8.	Shared dispositive power 0
9.

Aggregate amount beneficially owned by each reporting person

6,573,855 deemed beneficially owned due to reporting person’s ownership of Macquarie Group (US) Holdings No. 1 Pty, Limited and Macquarie Investment Management Limited whose individual holdings are shown on the following forms.

10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 7.7%[1]
12.	Type of reporting person (see instructions) HC

[1]	Based on 84,833,181 shares of Common Stock outstanding on May 6, 2013.

CUSIP No. 84860F109	Page 3 of 16

1.	Names of reporting persons Macquarie Group (US) Holdings No. 1 Pty Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 6,568,255
	6.	Shared voting power 0
	7.	Sole dispositive power 6,568,255
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 6,568,255
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 7.7%[2]
12.	Type of reporting person (see instructions) CO

[2]	Based on 84,833,181 shares of Common Stock outstanding on May 6, 2013.

CUSIP No. 84860F109	Page 4 of 16

1.	Names of reporting persons Macquarie Investment Management Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 5,600
	6.	Shared voting power 0
	7.	Sole dispositive power 5,600
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 5,600
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0%[3]
12.	Type of reporting person (see instructions) CO

[3]	Based on 84,833,181 shares of Common Stock outstanding on May 6, 2013.

Preliminary Note

Upon effectiveness of the registration of the Common Stock, par value $0,01 per share, of the Issuer on September 19, 2012, the Reporting Persons were eligible, and continue to remain eligible, to report their beneficial ownership of the shares of Common Stock on Schedule 13G pursuant to Rule 13d-1(d). However, the Reporting Persons initially reported their beneficial ownership of the shares of Common Stock on Schedule 13D pursuant to Rule 13d-1(a). As such, the Reporting Persons are filing this Schedule 13G to replace the Schedule 13D filed by Macquarie Group Limited on September 25, 2012, as amended on May 30, 2013, to report their beneficial ownership of the shares of Common Stock.

Item 1.
(a)	Name of Issuer Spirit Realty Capital, Inc.

(b)	Address of Issuer’s Principal Executive Offices 16767 North Perimeter Drive, Suite 210, Scottsdale AZ 85260

Item 2.
(a)

Name of Person Filing

This Schedule 13G is jointly filed by Macquarie Group Limited (“MGL”), Macquarie Group (US) Holdings No. 1 Pty Limited (“MGHL”) and Macquarie Investment Management Limited (“MIML”). Each of MGHL and MIML is indirectly wholly-owned by MGL. MGL’s ownership of each of MGHL and MIML is held through a number of intermediary holding companies, which are Macquarie Bank Limited, Macquarie B.H. Pty Ltd, Macquarie Capital Funding (GP) Limited and Macquarie Funds Management Holdings Pty Limited (collectively “Macquarie”)

(b)	Address of Principal Business Office or, if none, Residence The principal business address of MGL, MGHL and MIML is Level 7, 1 Martin Place, Sydney, New South Wales 2000, Australia.

(c)	Citizenship MGL, MGHL and MIML - Australia

(d)	Title of Class of Securities Common Stock, par value $0.01 per share

(e)	CUSIP Number 84860F109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) – (c) The information set forth in Rows 7 through 9 and Row 11 of the cover page hereto for each of MGL, MGHL and MIML is incorporated herein by reference. The percentage amount set forth in Row 11 of each cover page filed herewith is calculated based upon 84,833,181 shares outstanding on May 6, 2013.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Macquarie Group Limited	May 31, 2013
Date

/s/ Gus Wong	/s/ Heidi Mortensen
Signature	Signature

Gus Wong Attorney-in-Fact	Heidi Mortensen Associate Director

Macquarie Group (US) Holdings No. 1 Pty Limited	May 31, 2013
Date

/s/ Gus Wong	/s/ Heidi Mortensen
Signature	Signature

Gus Wong Attorney-in-Fact	Heidi Mortensen Associate Director

Macquarie Investment Management Ltd	May 31, 2013
Date

/s/ Gus Wong	/s/ Heidi Mortensen
Signature	Signature

Gus Wong Attorney-in-Fact	Heidi Mortensen Associate Director

EXHIBIT INDEX

Ex.		Page No.

A	Joint Acquisition Statements	10

B	Power of Attorney	16

EXHIBIT A

AGREEMENT TO FILE JOINT ACQUISITION STATEMENTS

AGREEMENT made this 6th day of FEBRUARY, 2012 by and between Delaware Investments Family of Funds listed on Annex A hereto, Delaware Management Business Trust, Delaware Management Holdings, Inc, and the Macquarie Parties listed on Annex B hereto (collectively referred to as the “parties”).

WHEREAS, the parties hereto may be deemed to be the direct or indirect beneficial owners of the same equity securities for the purpose of the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and

WHEREAS, the regulations promulgated under Section 13(d) of the Exchange Act permit the joining of such beneficial owners in the filing of a single Joint Acquisition Statement reporting such ownership to the Securities and Exchange Commission.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and each of the parties hereto intending to be legally bound, it is agreed as follows:

1. In the event that any two or more parties shall be deemed to be the direct or indirect beneficial owners of the same equity security required to be reported to the Securities and Exchange Commission such parties may join together in the filing of a Joint Acquisition Statement with respect to that security. Additional persons who may after the date hereof be deemed to be the direct or indirect beneficial owners of the same equity security as a party hereto and required to be reported to the Securities and Exchange Commission (a “New Party”) may be added as a party this agreement by signing a counterpart hereof. An amendment to this agreement is deemed effective upon the signature of such new party and the amendment of the applicable Annex which may be affixed to this agreement as amended. Each party hereto agrees that this agreement, as it may be amended from time to time as provided herein, is a valid and binding agreement of each such party.

2. With respect to each Joint Acquisition Statement in which a party joins, each party acknowledges that (a) it will be eligible under applicable regulations of the Securities and Exchange Commission to join in the filing and (b) it will be responsible for the timely filing of such statement and any amendments thereto and the completeness and accuracy of the information concerning such party; but each such party shall not be responsible for the completeness and accuracy of the information concerning the other parties making the filing, unless such party knows or has reason to believe that such information with respect to such other parties is inaccurate.

3. The parties consent to the inclusion of a copy of this agreement as an exhibit to any Joint Acquisition Statement filed on behalf of any of them.

IN WITNESS WHEREOF, the parties hereto have executed this agreement by their duly authorized officers as of the date set forth above.

DELAWARE INVESTMENTS FAMILY OF FUNDS (listed on Annex A hereto)

ATTEST BY:

/s/ Brian L. Murray	/s/ David P. O’Connor
Signature	Signature

Brian L. Murray Chief Compliance Officer	David P/ O’Connor General Counsel

DELAWARE MANAGEMENT BUSINESS TRUST

/s/ Brian L. Murray	/s/ David P. O’Connor
Signature	Signature

Brian L. Murray Chief Compliance Officer	David P/ O’Connor General Counsel

DELAWARE MANAGEMENT HOLDINGS, INC.

/s/ Brian L. Murray	/s/ David P. O’Connor
Signature	Signature

Brian L. Murray Chief Compliance Officer	David P/ O’Connor General Counsel

THE MACQUARIE PARTIES (LISTED ON ANNEX B HERETO)

ATTEST BY:

/s/ Gus Wong	/s/ Heidi Mortensen
Signature	Signature

Gus Wong Attorney-in-Fact	Heidi Mortensen Attorney-in-Fact

JOINT FILING AGREEMENT AMENDMENT

Macquarie Americas Corp. may be deemed to be a direct or indirect beneficial owner of the same equity securities for the purpose of the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, as the parties to the Joint Filing Agreement dated February 6th, 2012 and hereby agree to become a Macquarie party thereto by execution of the below counterpart to such agreement.

IN WITNESS WHEREOF, the parties hereto have executed this agreement by their duly authorized officers on March 2, 2012.

MACQUARIE AMERICAS CORP.

ATTEST BY:

/s/ Paul Beck	/s/ Brian Hughes
Signature	Signature

Paul Beck Executive Director	Brian Hughes Executive Director

JOINT FILING AGREEMENT AMENDMENT

Macquarie Group (US) Holdings No. 1 Pty Ltd. may be deemed to be a direct or indirect beneficial owner of the same equity securities for the purpose of the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, as the parties to the Joint Filing Agreement dated February 6th, 2012 and hereby agree to become a Macquarie party thereto by execution of the below counterpart to such agreement.

IN WITNESS WHEREOF, the parties hereto have executed this agreement by their duly authorized officers on September 20, 2012.

Macquarie Group (US) Holdings No. 1 Pty Ltd

ATTEST BY:

/s/ Heidi Mortensen	/s/ Gus Wong
Signature	Signature

Heidi Mortensen Attorney-in-Fact	Gus Wong Attorney-in-Fact

Annex A — Delaware Investments Family of Funds

DELAWARE GROUP EQUITY FUNDS I

DELAWARE GROUP EQUITY FUNDS II

DELAWARE GROUP EQUITY FUNDS III

DELAWARE GROUP EQUITY FUNDS IV

DELAWARE GROUP EQUITY FUNDS V

DELAWARE GROUP INCOME FUNDS

DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS

DELAWARE GROUP CASH RESERVE

DELAWARE GROUP GOVERNMENT FUND

DELAWARE GROUP STATE TAX-FREE INCOME TRUST

DELAWARE GROUP TAX-FREE FUND

DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS

DELAWARE GROUP TAX-FREE MONEY FUND

DELAWARE GROUP ADVISER FUNDS

DELAWARE VIP TRUST

DELAWARE POOLED TRUST

DELAWARE GROUP FOUNDATION FUNDS

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.

DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND

VOYAGEUR INSURED FUNDS

VOYAGEUR INTERMEDIATE TAX FREE FUNDS

VOYAGEUR MUTUAL FUNDS

VOYAGEUR MUTUAL FUNDS II

VOYAGEUR MUTUAL FUNDS III

VOYAGEUR TAX FREE FUNDS

DELAWARE INVESTMENTS COLORADO MUNICIPAL INCOME FUND, INC.

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND

DELAWARE INVESTMENTS MINNESOTA MUNICIPAL INCOME FUND II, INC.

Annex B — the Macquarie Parties

Macquarie Group Limited

Macquarie Bank Limited

Macquarie Affiliated Managers (USA) Inc.

Macquarie Affiliated Managers Holdings (USA) Inc.

Macquarie Americas Holdings Pty Ltd.

Macquarie B.H. Pty Limited

Macquarie FG Holdings Inc.

Macquarie Funding Holdings Inc.

Macquarie Investment Management Limited

Macquarie Americas Corp.

Macquarie Group (US) Holdings No. 1 Pty Ltd

EXHIBIT B

Powers of Attorney for Macquarie Group Limited and Macquarie Bank Limited incorporated by reference to 13G filings made by Macquarie Group Limited and Macquarie Bank Limited on September 9, 2011.